                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

SEC FILE NUMBER  0-20975
CUSIP NUMBER     88033R 205 and 88033R 304

(Check One):  / / Form 10-K  / / Form 20-F  / / Form 11-K
              /x/ Form 10-Q  / / Form N-SAR
               For Period Ended:  June 30, 1998

              / / Transition Report on Form 10-K
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q
              / / Transition Report on Form N-SAR
               For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Tengasco, Inc.
---------------------------------------------------------
Full Name of Registrant


---------------------------------------------------------
Former Name if Applicable

603 Main Avenue - Suite 500
---------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Knoxville, Tennessee 37902
---------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

    Registrant is unable to complete its financial statements in time to file by the August 14, 1998 filing date. The delay in completing the financial statements is due to the involvement of key personnel in the preparation of documents related to a major acquisition which must be completed to meet contractual obligations.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Kenneth N. Miller                        (212)      949 -1860
    --------------------------------------  -----------  ------------------
                    (Name)                  (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
    identify report(s).                                 /x/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        /x/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             Tengasco, Inc.
           ---------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 13, 1998                   By  /s/ Robert M. Carter
                                           ------------------------
                                            Robert M. Carter
                                            President

                  The net loss for the six months ended June 30, 1998 decreased $396,626 from the net loss for the comparable 1997 period. This decrease is attributable to the following:

                  - The 1998 period includes gross income from the operation of the Kansas Properties of $295,000 not contained in the 1997 period.

                  - Interest expense and amortization of loan costs decreased $574,153 in the 1998 period due to no charges during this period from imputed interest for stock warrants and the conversion of debt to equity. Charges for this interest was $584,527 during the 1997 period.

                  - Depletion, depreciation and amortization increased $207,000 for the 1998 period due to recognition in 1998 of depletion attributable to the Kansas Properties.

                  - General and administrative costs increased for the 1998 period.